Exhibit 4.2

Summary of Lease Agreement, dated November 20, 2008,
between Silicom and Naji Yechezkel Yokenam Industrial Center Ltd. (the “Lessor”)

Note: this Summary does not contain a full or direct translation of the terms of the original Hebrew-language agreements, and is intended solely as a general presentation of these documents.

Leased Premises

900 square meters (gross) on the first floor of a building project located in Yokne’am Ilit.

Term of Lease

1)	The Term of Lease will be 24 months, ending in December 31, 2010.

2)	We will have the option of extending the Term of Lease for three additional years. In the event we do not wish to extend the Lease, we must notify Lessor 60 days before the end of the original Term.

Purpose of Lease

Premises will be used as offices and a high-tech plant only. Any other use will be contingent upon Lessor’s prior written consent.

Rental Payments

1)	During the Term of the Lease (and the option, if applicable): NIS 40 per square meter, which will be linked to the consumer price index on the date of each payment; the minimum index will not be less than 107.1.

2)	Rental payments will be paid every three months, on the 3rd day of the month in which the payment is due.

3)	Upon each date of payment, we will pay VAT according to law.

Use and Preservation of Premises

1)	We will be liable for any injury, damage or loss caused by us to the Leased Premises, the Lessor, or any other person or corporation, resulting from the holding and/or using the Leased Premises or any other action or omission by the us or someone on our behalf.

2)	We will be responsible for the current maintenance of the Leased Premises and will make the repairs for the damages for which we are responsible under the Lease. The Lessor will make all repairs for damage for which we are not liable, including reasonable wear and tear or structural damage.

3)	We will not make any changes in the premises without Lessor’s prior written permission.

Taxes, Permission, Licenses and Management Fees

1)	We will pay all taxes and utility bills, apart from governmental property tax and any taxes applicable to property owners.

2)	We will be responsible for procuring any necessary licenses from the authorities.

General

1)	Lessor may assign or transfer its rights pursuant to the Lease, provided that our rights are not reduced or infringed.

2)	We undertake not to assign its rights pursuant to the Lease or to sublet the Leased Premises without the prior written permission of Lessor. Lessor will refuse only on reasonable grounds.

Insurance

We will procure the following insurance policies: Property insurance; third-party liability insurance; employer liability insurance.

Surrender of Premises

Belated surrender of premises will obligate us to pay two times the usual rental payments for any duration exceeding the end of the period of lease, according to the dollar rate at the time of the Breach, which will be no less than NIS 4 for each $1.

Termination of the Agreement

The Agreement can be terminated prior to the end of the Term upon the occurrence of any of the following events:

1)	We breach any of our obligations under this Agreement and do not amend such breach within 14 days as of the date on which we were were provided with a written notice to amend such a breach; then, the Lessor will have a right to terminate the agreement.

2)	In the event that a receivership order was issued against us, which was not canceled within 30 days.

3)	In the event that a liquidation order was issued against us, which was not canceled within 30 days.

Guarantees

1)	We will provide an autonomous bank guarantee at an amount equal to three months of rental payments, including VAT.

2)	In the event that we breach this Lease, the Lessor would be able to exercise the bank guarantee.

3)	The Guarantee will be returned 60 days after the end of the Term or the term of the option, as applicable.